United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April, 2018

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On April 19, 2018, GW Pharmaceuticals plc (“GW” or the “Company”), along with its U.S. subsidiary Greenwich Biosciences, announced that the Peripheral and Central Nervous System Drugs Advisory Committee of the U.S. Food and Drug Administration (FDA) unanimously recommended supporting the approval of the New Drug Application (NDA) for the investigational cannabidiol oral solution (CBD), also known as Epidiolex®, for the adjunctive treatment of seizures associated with Lennox-Gastaut syndrome (LGS) and Dravet syndrome in patients two years of age and older. If approved, Epidiolex would be the first pharmaceutical formulation of purified, plant-based CBD, a cannabinoid lacking the high associated with marijuana, and the first in a new category of anti-epileptic drugs (AEDs). This public meeting was presented live through FDA’s website. A copy of the Company’s press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein. The information contained in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release dated April 19, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Douglas B. Snyder
	Name:	Douglas B. Snyder
	Title:	Chief Legal Officer

Date: April 19, 2018